Exhibit 99.1

April 19, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), received a notification regarding a class action lawsuit entitled “Cosumidores Financieros Asociación Civil para su defensa c/ Mercado de Valores del Litoral S.A. y otros s/demanda ordinaria” filed by a local association for consumer defense. The lawsuit seeks the restitution of amounts that were collected in relation to certain operations carried out by Bolsafé Valores S.A.

The lawsuit was filed in the Civil and Commercial Court number 6 of the Santa Fe district.

Banco Galicia is analyzing the content and implications of the lawsuit. However, in the case of an unfavorable resolution of this dispute, Banco Galicia believes that there will not be a significant impact on Banco Galicia’s shareholders equity.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.